SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Alfa Laval Special Finance AB
(Commission File No. 333-13690)

(Translation of Registrants’ Names Into English)

Rudeboksvägen1,
Lund,
Sweden

(Address of Principal Executive Offices)

                Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X     Form 40-F

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

[Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.]

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

[Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.]

                Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Enclosure: -Press Release dated April 12, 2005.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this Current Report to be signed on their behalf by the undersigned, thereunto duly authorized.

Alfa Laval Special Finance AB

Date: April 13, 2005	By:	/s/ Thomas Thuresson
Thomas Thuresson Chief Financial Officer

Alfa Laval signs long-term credit facility of EUR 535 million

Alfa Laval has refinanced its five year credit facility
and increased the credit amount to the equivalent
of EUR 535 million. The credit facility was arranged by
SEB Merchant Banking. The transaction was oversubscribed.

The EUR and USD credit facility will be used to refinance the existing EUR and USD facility and the planned redemption of Alfa Laval Special Finance AB’s senior notes. The new facility gives increased flexibility, extended maturity and reduced cost.

SEB Merchant Banking has been mandated lead arranger for the facility.

Banks in the syndicate are SEB Merchant Banking, Danske Bank, ING Bank, Svenska Handelsbanken AB (publ), Nordea Bank (publ), HSBC Bank plc and Natexis Banques Populaires.

Editor’s notes:
Alfa Laval is a leading global provider of specialized products and engineering solutions based on its key technologies of heat transfer, separation and fluid handling.
The company’s equipment, systems and services are dedicated to assisting customers in optimizing the performance of their processes. The solutions help them to heat, cool, separate and transport products in industries that produce foods and beverages, chemicals and petrochemicals, pharmaceuticals, starch, sugar and ethanol. Alfa Laval’s products are also used in power plants, aboard ships, in the mechanical engineering industry, in the mining industry and for wastewater treatment, as well as for comfort climate and refrigeration applications.
Alfa Laval’s worldwide organization works closely with customers in nearly 100 countries to help them stay ahead in the global arena.
Alfa Laval is listed on the Stockholm Exchange and, in 2004, posted annual sales of about SEK 15 billion. The company has some 9,500 employees.
For further information, please visit the Alfa Laval website at www.alfalaval.com.

For further information:
Thomas Thuresson Alfa Laval Group CFO Tel: + 46 46 36 72 40	Johan Lund SEB Merchant Banking +46 8 506 232 87

Peter Torstensson Vice President, Corporate Communications Alfa Laval Group Tel: +46 46 36 72 31	Mikael Sjöblom Investor Relations Manager Alfa Laval Group Tel: +46 46 36 74 82